Exhibit 99.1

PRESS RELEASE

November 7, 2012

Good third quarter results for Eksportfinans

Eksportfinans performed well in the first nine months of 2012. Both net interest income and liquidity developed as expected.

Business activities

The third quarter of 2012 was the first period of operations after Eksportfinans, on July 1, 2012, finalized the process of adapting to the situation where the state-owned company Export Credit Norway (Eksportkreditt Norge AS) took over the Norwegian export financing scheme that had been handled by Eksportfinans since 1978. Eksportfinans is now managing its operations based on the existing portfolio of assets, liabilities and other commitments.

“The last months have demonstrated that we have secured the necessary expertise and skills to manage the business going forward. Approximately 55 employees are currently taking care of the interests of the

Company and its stakeholders,” comments President and CEO Gisèle Marchand.

Results

Net interest income was NOK 986 million for the first nine months of 2012, compared to NOK 1,105 million for the first nine months of 2011. Comprehensive income was negative NOK 12,926 million due to a significant market price increase of Eksportfinans’ own debt. This led to a reduction of the related accumulated unrealized gains in the balance sheet, which in turn resulted in a corresponding unrealized loss in the income statement. Comprehensive income for the first nine months of last year was NOK 374 million.

Profit excluding unrealized gains and losses and losses hedged by the Portfolio Hedge Agreement amounted to NOK 650 million in the first nine months of 2012, compared to NOK 678 million for the same period of 2011.

The capital adequacy ratio was 25.4 percent at September 30, 2012, compared to 16.5 percent at the same time last year and 19.4 percent at December 31, 2011.

Purported declaration of default

Eksportfinans has received a purported declaration of default, with possible proceedings, from a holder of the institution’s Japanese bonds on November 6, 2012. The sender of the purported declaration is the same investor who sent a similar declaration received by Eksportfinans on December 19, 2011.

Eksportfinans will vigorously resist on the basis that there is no default, and the Company is therefore of the opinion that this declaration is of no affect. This opinion is supported by analysis from external counsel. Eksportfinans has therefore also concluded that such purported declaration does not constitute a cross default under Eksportfinans’ other financial obligations.

Investor conference call

On Wednesday November 7, 2012, at 10 am New York / 3 pm London / 4 pm CET, Eksportfinans will hold a conference call following the release of the third quarter report. See below for dial-in options.

EKSPORT FINANS
NORWAY

Key figures:

	First nine months 2012	First nine months 2011
New loans disbursed	NOK 0.9 billion	NOK 24.8 billion
New bond debt issued	NOK 0.0 billion	NOK 45.4 billion
Total assets at end of period	NOK 171.3 billion	NOK 226.4 billion
Core capital adequacy at end of period	21.5 %	12.8 %
Capital adequacy at end of period	25.4 %	16.5 %
Net interest income	NOK 986 million	NOK 1,105 million
Profit/(loss) for the period	NOK (12,926) million	NOK 374 million
Profit excluding unrealized gains/losses on financial instruments and excluding losses covered by PHA	NOK 650 million	NOK 678 million

Eksportfinans' first nine months report 2012 and other financial reports are available at www.eksportfinans.no.

Conference call Wednesday November 7, 2012, at 10am NY / 3pm London / 4pm CET dial-in options:

Please join by calling:

- Local - Japan: +81 (0)3 5767 9607
- Local - Norway: +47 2156 9640
- Local - Singapore: +65 3158 1127
- Local - Switzerland: +41 (0)22 592 7552
- Local - UK: +44 (0)20 3147 4971
- Local - USA: +1 212 444 0889

Participant Passcode: 622372. The call will be recorded and a replay made available.

For further information, please contact:
President and CEO Gisèle Marchand,

- tel: +47 22 01 23 70 / +47 415 17 489,
- e-mail: gma@eksportfinans.no

EVP Director of Staff Elise Lindbæk,

- tel: +47 22 01 22 64 / +47 905 18 250,
- e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen,

- tel: +47 22 01 23 05 / +47 900 92 326,
- e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade and Industry on behalf of the Norwegian government. Entering 2012 total assets amounted to almost NOK 200 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud's gate (Vika) in central Oslo.

For more information on Eksportfinans, please go to www.eksportfinans.no.

Forward-looking statements

The statements contained herein constitute "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, the forward-looking statements included herein should not be regarded as a representation that the plans and objectives discussed herein will be achieved. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.